UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2025

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Finance Contract

On October 17, 2025 (the “Effective Date”), EDAP TMS S.A. (the “Company”) entered into a €36.0 million credit facility agreement (the “Finance Contract”) with the European Investment Bank (“EIB”).

The Company plans to use the proceeds from the facility to further its research and development projects relating to its robotic medical technology using high-intensity focused ultrasound to treat various medical conditions such as prostate cancer and endometriosis (the “Project”).

The €36.0 million credit facility is comprised of three tranches: €11.0 million for the first tranche (“Tranche A”), €12.0 million for the second tranche (“Tranche B”), and €13.0 million for the third tranche (“Tranche C”, and collectively, the “Tranches”). Each Tranche will have a maturity date of five years following disbursement of borrowings. The disbursement of borrowings for each Tranche, including the disbursement of borrowings for Tranche A, is subject to certain conditions.

The Company is entitled to, and may request, disbursement of Tranche A borrowings at any time in the nine months following the Effective Date upon the occurrence of certain conditions, including, among other things:

•	the Company’s issuance of the Tranche A Warrants (defined below);

•	the Company’s achievement of certain revenue thresholds;

•	the Company (including through its subsidiaries) maintaining a direct presence in certain countries; and

•	the Company’s achievement of certain regulatory and clinical milestones.

The Company is entitled to, and may request, disbursement of Tranche B borrowings at any time in the 18 months following the Effective Date upon the occurrence of certain conditions, including, among other things:

•	the Company’s issuance of the Tranche B Warrants (defined below);

•	the Company’s achievement of certain revenue and EBITDA thresholds; and

•	the Company’s achievement of certain manufacturing and clinical milestones.

The Company is entitled to, and may request, disbursement of Tranche C borrowings at any time in the 30 months following the Effective Date upon the occurrence of certain conditions, including, among other things:

•	the Company’s issuance of the Tranche C Warrants (defined below);

•	the Company’s achievement of certain revenue and EBITDA thresholds; and

•	the Company’s achievement of certain manufacturing and commercialization milestones.

Interest will accrue on Tranche A and Tranche B borrowings at a fixed rate of 8% per annum and 7% per annum, respectively, payable on an annual basis; however, such interest is permitted to be deferred, such that it is payable at the maturity date of each such Tranche. Interest will accrue on Tranche C borrowings at a fixed rate of 6% per annum, payable on an annual basis until the Tranche C maturity date.

Subject to certain terms and conditions, EIB may demand immediate repayment by the Company of all or part of the outstanding borrowings, depending on the specific event, together with accrued interest, and all other accrued or outstanding amounts payable to EIB under the Finance Contract and/or cancel any undisbursed Tranches upon the occurrence of certain events, including: (i) a reduction in the projected total cost of the Project, (ii) any occurrence or likely occurrence of a voluntary prepayment, in whole or in part, by the Company or its subsidiaries of any indebtedness or other repayment obligation to a counterparty other than EIB, (iii) any change of control of the Company, (iv) the Chief Executive Officer having ceased to be actively involved in the management of the Company without the prior written consent of EIB (such consent not being required in certain cases), (v) any change in law or regulation which would materially impair the Company’s or its subsidiaries’ ability to perform their obligations under the Finance Contract, the guarantee agreements, the Warrant Agreement (as defined below), the fee letter by and between the Company and EIB, dated as of July 15, 2025, or the effective global rate letter (together the “Finance Documents”), (vi) any disposal of assets, or shares in subsidiaries holding assets, related to the Project, (vii) any events where it would become unlawful for EIB to perform any of its obligations as contemplated in the Finance Contract or fund or maintain the credit facility, (viii) the occurrence of a lawsuit for the revocation or declaration of nullity of any of the corporate resolutions taken for purposes of issuance of the warrants, and (ix) any events of default.

Events of default under the Finance Contract include, among other things: (i) default of payment obligations under the Finance Documents, (ii) default by the Company or any of its subsidiaries in the performance of its obligations under the Finance Documents, (iii) defaults arising from incorrect, incomplete or misleading representations to EIB, (iv) cross defaults resulting in acceleration or cancellation of any other loan or obligation, (v) defaults in the performance of any obligation in respect of any other loan or financial instrument granted by EIB or the European Union, (vi) the occurrence of a material adverse change, (vii) any warrants ceasing to be in full force and effect (other than as a result of exercise), and (viii) certain bankruptcy and insolvency events.

On the Effective Date, the Company received from EIB a “TEG letter” setting out an indicative calculation of the effective global rate applicable to borrowings under Tranche A, Tranche B and Tranche C based upon certain assumptions as required under French law.

As a condition precedent to the disbursement of Tranche A, the Company is to provide to EIB guarantee agreements of certain of its subsidiaries wherein such subsidiaries provide guarantees with respect to the Company’s obligations towards EIB under the Finance Contract.

Warrant Agreement

Concurrent with the execution of the Finance Contract, the Company entered into a warrant agreement (the “Warrant Agreement”) with EIB, which establishes the terms of certain warrants (the “Warrants”) to be issued by the Company to EIB prior to the receipt of borrowings under each Tranche. The Warrant Agreement contains certain customary representations and warranties by the Company and is governed by French law.

The number of Warrants to be issued at each Tranche as follows:

(i)	with respect to Tranche A, a number “X” of Warrants to be issued by the Company (the “Tranche A Warrants”) determined according to the following formula:

X = 11,000,000 / (an amount equal to (y) the euro (“EUR”) equivalent, calculated based on the last EUR/USD currency exchange rate published by the European Central Bank on its website (“EIC Exchange Rate”) on the date immediately preceding the issuance date of the Tranche A Warrants, of the average closing price (in USD) per American Depositary Share (defined below) as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche A Warrants by the Company, multiplied by (z) 2.5);

(ii)	with respect Tranche B, a number “X” of Warrants to be issued by the Company (the “Tranche B Warrants”) determined according to the following formula:

X = 12,000,000 / (an amount equal to (y) the EUR equivalent, calculated based on the last EIC Exchange Rate published on the date immediately preceding the issuance date of the Tranche B Warrants, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche B Warrants by the Company, multiplied by (z) 3); and

(iii)	with respect to Tranche C, a number “X” of Warrants to be issued by the Company (the “Tranche C Warrants”) determined according to the following formula:

X = 13,000,000 / (an amount equal to (y) the EUR equivalent, calculated based on the last EIC Exchange Rate published on the date immediately preceding the issuance date of the Tranche C Warrants, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche C Warrants by the Company, multiplied by (z) 4.2).

“American Depositary Shares” refers to the Company’s American Depositary Shares, each representing one ordinary share of the Company.

Each Warrant shall be exercisable for one ordinary share of the Company, subject to possible adjustments below. To the extent the Company issues a class of shares senior to its ordinary shares after the date of issuance of the Warrants, the Warrants shall be exercisable into shares of such senior class.

Each Warrant shall be exercisable at an exercise price determined as follows:

(i)	with respect to Tranche A Warrants, an amount “Sa” in euro (EUR) determined according to the following formula:

Sa = amount equal to (y) the EUR equivalent, calculated based on the last EIC Exchange Rate published on the date immediately preceding the issuance date of the Tranche A Warrants, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche A Warrants by the Company, multiplied by (z) 0.90;

(ii)	with respect to Tranche B Warrants, an amount “Sb” in euro (EUR) determined according to the following formula:

Sb = amount equal to (y) the EUR equivalent, calculated based on the last EIC Exchange Rate published on the date immediately preceding the issuance date of the Tranche B Warrants, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche B Warrants by the Company, multiplied by (z) 0.90; and

(iii)	with respect to Tranche C Warrants, an amount “Sc” in euro (EUR) determined according to the following formula:

Sc = amount equal to (y) the EUR equivalent, calculated based on the last EIC Exchange Rate published on the date immediately preceding the issuance date of the Tranche C Warrants, of the average closing price (in USD) per American Depositary Share as reported by NASDAQ over the 90 days preceding, but not including, the date of issuance of the Tranche C Warrants by the Company, multiplied by (z) 0.90.

The Warrants expire on the twentieth anniversary of their issuance date. Any outstanding Warrants will become exercisable upon the earliest to occur of (i) the maturity date of the applicable Tranche, and (ii) the occurrence of certain events (each an “Exercise Event”), including: (a) the disposal of assets, or shares of subsidiaries holding assets, related to the Project, (b) a change of control of the Company, (c) the maturity date of the last Tranche disbursed under the Finance Contract, (d) the prepayment of any principal amount due under the Finance Contract, or (e) an event of default.

Following any Exercise Event and until expiration of the applicable Warrants, EIB may exercise a put option pursuant to which EIB may require the Company to repurchase all or part of such then-exercisable Warrants at the fair market value, up to a number of Warrants that would result in the put option price being no higher than €20 million in respect of all then-exercisable Warrants.

The Company has a right of first refusal to repurchase Warrants that are offered for sale a third parties on the same terms and conditions of such offer.

The Warrants may be transferred following an Exercise Event to certain affiliates of EIB, promotional banks or finance agencies set up by one or more member states of the European Union or any transferees of the credit facility, or otherwise with the prior written approval of the Company.

The Warrant Agreement provides for anti-dilution adjustments triggered by the occurrence of certain events, including: (i) a financial transaction that includes the issuance of new instruments with or without preferential subscription rights of the shareholders (other than issuance of Tranche B Warrants and Tranche C Warrants), (ii) a free distribution of shares to shareholders, share split or reverse share split, (iii) an increase of the par value of the shares, (iv) a distribution of reserves or premiums in cash or in kind, (v) a free distribution to the Company’s shareholders of any instrument other than the Company’s shares, (vi) a repurchase by the Company of its own shares at a price higher than the market price (other than a repurchase of its own shares from EIB or its affiliates), (vii) a change in profit distribution, including through the creation of preferred shares, (viii) a reduction or redemption of the Company’s share capital, (ix) a dividend distribution, (x) the issuance of any instrument (with or without preferential subscription rights), including by way of dividend distribution or capitalization of profits or reserves (including share premium account and any capital redemption reserve), or (xi) a merger, demerger of the Company with or into another entity or other similar operation as a result of which the Company does not survive, or a spin-off. Such anti-dilution adjustments are subject to certain carve-outs, including (y) the issuance of shares at a price higher than Sa, Sb and Sc or equity-linked securities with conversion or exercise prices higher than Sa, Sb and Sc, and (z) the grant of equity incentive instruments following the date of the Warrant Agreement in an amount not to exceed 10% of the fully diluted capitalization of the Company.

In connection with the Warrant Agreement, the Company agreed to certain customary covenants, including: refraining from taking any action that may result in any Warrants not being exercisable or the ordinary shares issuable upon exercise of the Warrants not being issuable, refraining from creating or issuing a new class of shares with preferential treatment to the Company’s ordinary shares, and refraining from converting the Company into an entity of another form under any jurisdiction.

In connection with the Warrant Agreement, the Company committed to, among other things, use its commercially reasonable efforts to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, covering the resale of the Warrants and the ordinary shares, represented by American Depositary Shares, issuable upon exercise of the Warrants, within five calendar days of the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2025, but in no event earlier than April 1, 2026 (the “Required Filing Date”). The Company is required to use commercially reasonable efforts to have such Registration Statement filed as soon as practicable after the filing thereof, but in any event no later than 60 calendar days after the Required Filing Date (or 90 calendar days in the event of a “full review” by the Commission).

Tranche A

On October 17, 2025, the Company requested the Tranche A borrowings and issued 2,624,421 Tranche A Warrants to EIB.

The Tranche A borrowings are expected to be disbursed by EIB early November 2025.

The Tranche A borrowings will mature five years from the disbursement date and interest on the Tranche A borrowings shall be payable on the maturity date of Tranche A, and shall capitalized annually by increasing the principal amount of Tranche A.

The descriptions of the terms and conditions of the Finance Contract and the Warrant Agreement herein do not purport to be complete and are qualified by reference in its entirety by reference to the terms of the Finance Contract and the Warrant Agreement, copies of which are filed as exhibits 99.1 and 99.2, respectively, to this Current Report on Form 6-K.

The full text of the press release issued in connection with the entry into the credit facility is furnished as Exhibit 99.3 to this Current Report on Form 6-K.

This Current Report on Form 6-K and exhibits 99.1 and 99.2 hereto shall be deemed to be incorporated by reference in the Company’s registration statement on Form F-3 (File No. 333-278526).

EXHIBIT INDEX

Exhibit	Title
99.1	Finance Contract, dated as of October 17, 2025, between the Company and the European Investment Bank
99.2	Warrant Agreement, dated as of October 17, 2025, between the Company and the European Investment Bank
99.3	Press Release issued by the Company on October 20, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EDAP TMS S.A

Date: October 20, 2025	By /s/ Ken Mobeck
Ken Mobeck
Chief Financial Officer